# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: T3 Defense Inc., CIK 0001787518
CUSIP: 67054R203
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 575 Fifth Avenue, 14th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 04/27/2026
Filed by CIK 0002030245
Persons authorized to receive notices and communications: Menachem Shalom, 575 Fifth Avenue, 14th Floor, New York, New York (NY), 10017, 212-791-4663

## Reporting persons
- Shalom Menachem (CIK 0002030245): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 14,859,080; shared voting power 0; sole dispositive power 14,859,080; shared dispositive power 0; aggregate amount beneficially owned 14,859,080 (25.42% of the class)
  Comment: This percentage is calculated based on (a) 51,270,525 shares of Common Stock issued and outstanding as of April 27, 2026 and 7,175,662 shares of Common Stock issuable upon exercise of warrants held by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: T3 Defense Inc.
Address of issuer's principal executive offices: 575 Fifth Avenue, 14th Floor, New York, New York (NY), 10017
Comment: This Amendment No. 1 to Statement on Schedule 13D filed on January 20, 2026 with the Securities and Exchange Commission with respect to the Common Stock, par value $0.0001 per share, of T3 Defense Inc., is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The shares of Common Stock reported herein were acquired by the Reporting Person as follows:

(i) On April 27, 2026, the Reporting Person exercised his right to purchase 67,009 shares of Common Stock and a 5-year warrant to purchase 2,357,303 shares of Common Stock from Esousa Group Holdings LLC pursuant to the terms of a Call Option Agreement dated January 13, 2026.

(ii) On April 27, 2026, the Issuer changed the terms of the outstanding 3-month notes and 6-month issued in connection with the Amended and Restated Securities Purchase Agreement dated September 15, 2025 (the "Purchase Agreement") to provide the holders thereof with the right to convert the notes at an exercise price of $0.5124 per share. The Reporting Person converted the outstanding balance of $254,791 principal owed to him pursuant to the 3-month note received pursuant to the Purchase Agreement and the outstanding balance of $1,841,209 and accrued interest of $42,962 pursuant to the 6-month note received pursuant to the Purchase Agreement to an aggregate of 4,174,399 shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person may be deemed to beneficially own an aggregate of 14,859,080 shares of Common Stock, representing approximately 25.4% of the outstanding shares of Common Stock of the Issuer. This amount consists of: (i) 7,683,418 shares of Common Stock; and (ii) 7,175,662 shares of Common Stock issuable upon exercise of warrants.

The percentage calculation is based on (a) 51,270,525 shares of Common Stock outstanding as of April 27, 2026 and (b) 7,175,662 shares of Common Stock issuable upon exercise of warrants held by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power with respect to 14,859,080 shares of Common Stock and shared voting and dispositive power with respect to 0 shares of Common Stock.

## Signatures
- Shalom Menachem: /s/ Shalom Menachem, Shalom Menachem (04/28/2026)